 Exhibit 99.1

SolarBank Corporation

Security Class: Common Shares

[name]

[address]

[city] [prov] [postal code]

[country]

FORM OF PROXY

Special Meeting of the Common Shareholders

to be held on Wednesday, July 23, 2025 (the “Meeting”)

This Form of Proxy is solicited by and on behalf of the management of SolarBank Corporation (the “Company”)

Notes to proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the management to the holder.

If you appoint the Management Nominees, as defined herein, to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the notice of meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m., Eastern Time, on Monday, July 21, 2025 or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	Endeavor Trust Corporation 702 – 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE – 24 Hours a Day	604-559-8908
EMAIL	proxy@endeavortrust.com
ONLINE	As listed on Form of Proxy or Voting Instruction Form

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this proxy.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy.

Login information for online voting

www.eproxy.ca

Control Number:

Password:

Appointment of Proxyholder

I/We, being holder(s) of certain common shares in the capital of SolarBank Corporation hereby appoint: Dr. Richard Lu, CEO, or, failing this person, Sam Sun, CFO (the “Management Nominees”).	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the special meeting of shareholders of SolarBank Corporation to be held at 505 Consumers Road, Suite 803, Toronto, Ontario, Canada M2J 4V8, Canada on Wednesday, July 23, 2025 at 10:00 A.M., Eastern Time, and at any adjournment or postponement thereof.

MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. NAME CHANGE	For	Against
To consider and, if thought advisable, to pass, with or without amendment, a special resolution, the full text of which is set forth in the Information Circular, approving an amendment to the articles of the Company to change its name to “PowerBank Corporation”	☐	☐

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting.
Print Name(s) & Signing Capacity(ies), if applicable

If no voting instructions are indicated above, this proxy will be voted as recommended by management.
Date (MM-DD-YY) THIS PROXY MUST BE DATED

To request the receipt of future documents via email, you may contact Endeavor Trust Corporation at proxy@endeavortrust.com.